EXHIBIT 99.1

Lombard Medical Announces 2015 First Quarter Financial Results Release and Conference Call Date

IRVINE, Calif., April 21, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on Endovascular Aortic Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that it will release its 2015 first quarter financial results after the market closes on Monday, May 11, 2015. In conjunction with the release, the Company will host a conference call with the investment community at 4:30 p.m. Eastern Time on Monday, May 11, 2015, to discuss the financial results and other business developments.

Interested parties may access the live call via telephone by dialing 1-877-407-4018 (domestic), 0800-756-3429 (UK toll free) or 1-201-689-8471 (international). To listen to the live call via Lombard Medical's website, go to www.lombardmedical.com, in the Events and Presentations section. A webcast replay of the call will be available following the conclusion of the call in the Events and Presentations section of the website.

About Lombard Medical, Inc.

Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on device solutions for the $1.6 billion per year abdominal aortic aneurysm repair market.  The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomies, which are often present in advanced AAA disease. Aorfix has been used to treat more than 4,000 patients worldwide. For more information, please visit www.lombardmedical.com.

For further information:

Lombard Medical, Inc.
Bill Kullback, Chief Financial Officer	Tel: +1 949 748 6764 /
bill.kullback@lombardmedical.com

Pure Communications
Matt Clawson	Tel: +1 949 370 8500 /
matt@purecommunicationsinc.com

FTI Consulting (UK)	Tel: +44 (0)20 3727 1000
Simon Conway, Victoria Foster Mitchell